**SECURITIES AND EXCHANGE COMMISSION**

Washington, D.C. 20549

**FORM 8-K**

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report:  June 24, 2004
(Date of earliest event reported)

# JOHN DEERE CAPITAL CORPORATION

(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)
1-6458
(Commission File Number)

36-2386361
(IRS Employer Identification No.)

1 East First Street
Suite 600
Reno, Nevada 89501
(Address of principal executive offices and zip code)
(775)786-5527
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report.)

Item 5.   Other Events



Deere & Company
One John Deere Place
Moline, IL 61265 USA
Phone: 309-765-8000
www.deere.com

   Moline, Illinois -- On June 21, 2004, the Registrant announced that it has elected to redeem  on August 2, 2004 (the "Redemption Date") all of its outstanding 8-5/8% Subordinated Indentures, due August 1, 2019 (the "Notes").  The redemption price will be equal to 100% of the par value of the Notes, plus accrued interest (two days accrued interest).  Semi-annual interest payable on August 1, 2004 will be paid to the record holder in the normal and customary manner.  Payment will be made upon presentation and surrender of the Notes:  if by hand, at JPMorgan Chase Bank (successor to The First National Bank of Chicago), Institutional Trust Securities Window, 4 New York Plaza - 1st Floor, New York, NY 10004-2413, if by First Class/Registered/Certified mail, to JPMorgan Chase Bank (successor to The First National Bank of Chicago), Institutional Trust Services, P.O. Box 2320, Dallas, Texas 75221-2320, and if by Express delivery, to JPMorgan Chase Bank (successor to The First National Bank of Chicago), Institutional Trust Services, 2001 Bryan Street, 9th Floor, Dallas, Texas 75201.

## **Signature**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

JOHN DEERE CAPITAL CORPORATION

By: */s/ JAMES H. BECHT*
Secretary

Dated: June 24, 2004